Susan L. Mazur Direct Dial: +1.617.948.6000 susan.mazur@lw.com	John Hancock Tower 200 Clarendon Street, 20th Floor Boston, Massachusetts 02116 Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com

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Milan

Attention:	Brian Cascio
Leigh Ann Schultz
Gary Todd
Joseph McCann
Timothy Buchmiller

Re: A123 Systems, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 11, 2011

Form 10-Q for the quarterly period ended March 31, 2011

Filed May 10, 2011

File No. 001-34463

Ladies and Gentlemen:

On behalf of A123 Systems, Inc. (“A123” or the “Company”), this letter is submitted in response to comments contained in a letter dated June 28, 2011 (the “Letter”) from Brian Cascio of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Eric Pyenson, General Counsel of A123.  The responses contained herein are based upon the information provided to Latham & Watkins LLP by the Company.  The responses are keyed to the number of comments in the Letter and to the headings used in the Letter.  Please note that in responses where the Company has described disclosure to be included in future filings, the information that is intended to be added to previous disclosure is underlined.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Certain Trends and Uncertainties, page 67

1.                                 We note the statements by your CEO during your fourth quarter 2010 earnings call conducted on February 28, 2011 indicating that total revenue was expected to increase by over 100% sequentially in the second quarter and that unabsorbed manufacturing expenses were expected to approximately double in the first quarter as compared to fourth quarter levels. In your future filings, as applicable, please revise your disclosure to describe and where applicable, quantify known trends that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please refer to Item 303(a)(3)(ii).

Response:  The Company acknowledges the Staff’s comment and, in future filings, the Company will, as applicable, describe and quantify known trends that it expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations in accordance with Item 303(a)(3)(ii).

Impairment of Long-Lived Assets, page 70

2.                                 In light of your losses and the start-up nature of a significant portion of your operations, in future filings, please clarify:

•      How you estimate future cash flows for purposes of testing definite-lived long-lived assets, particularly property and equipment, for potential impairment, including how you determine the level at which impairment testing is performed.

•      How fair value would be measured in the event there was a short-fall in estimated future cash flows, including a description of the models you use and the types of assumptions that are key inputs to those models.

•      The nature of the events and circumstances that could lead you to test these assets for recoverability and (2) the subjectivity and the potential variability inherent to estimates of future cash flows and other key assumptions that underlie your process and models.

Please make these disclosures specific to your business.

Response:  The Company intends to expand “Critical Accounting Estimates — Impairment of Long-Lived Assets” of its Form 10-K for the fiscal year ending December 31, 2011 and Form 10-Q for the fiscal quarter ended June 30, 2011 to read as follows:

“We periodically evaluate our long-lived assets for events and circumstances that indicate a potential impairment. We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Such circumstances would include, but are not limited to, material adverse changes in projected revenues and expenses, significant underperformance relative to historical or projected future operating results and significant negative industry or economic trends. Each impairment test is based on a comparison of the estimated undiscounted cash flows of the asset or asset group over the remaining life of the asset as compared to the recorded value of the asset. To the extent the carrying value exceeds the fair value of the asset or asset group, an impairment loss is recognized in the statement of operations in that period.

The estimates used to determine whether impairment has occurred are subject to a number of management assumptions.  We group long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are available.  We estimate the fair value of an asset or asset group based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available.  When market prices are not available, we estimate the fair value of the asset group using the income approach, which are subject to a number of management assumptions.  The income approach uses cash flow projections.  Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved operating budgets, expected growth rates and cost of capital.  We also make certain assumptions about future economic conditions, interest rates, and other market data.  Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.

Changes in assumptions or estimates could materially affect the determination of fair value of an asset or asset group, and therefore could affect the amount of potential impairment of the asset. We make assumptions about our product production, service sales, cost of products and services and estimated residual value of property, plant and equipment.  These assumptions are key inputs for developing our cash flow projections.  These projections are derived using our internal operating budgets.  These projections are updated annually and reviewed by the Board of Directors.  Historically, the Company’s primary variances between its projections and actual results have been with regard to assumptions for future production, service sales, and cost of products and services.  These factors are based on our best knowledge at the time we prepare our budgets but can vary significantly due to changes in supply and demand, changes in raw material prices, and changes in other economic conditions.”

Government Grants, page 70

3.                                      We note the significance of government grants to your results of operations, financial position and liquidity. Please explain to us the underlying basis in GAAP for your policy with respect to timing of recognition of government grants. To the extent you have applied other GAAP by analogy, please explain your rationale.

Response:  Since there is no specific U.S. GAAP guidance on accounting for government grants, the Company has considered the standards set forth in International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance (IAS 20), which superseded American Institute of Certified Public Accountants (AICPA) Issues Paper, Accounting for Grants Received From Governments. IAS 20 provides guidance on the accounting for government grants and assistance. Although IAS 20 and the AICPA Issues Paper contain similar discussions and conclusions, IAS 20 is the governing document as it has superseded the AICPA Issues Paper.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 105-10-05-2, provides guidance in circumstances where a transaction or event is not specified within a source of authoritative GAAP for an entity. This guidance provides that an entity shall first consider accounting principles for similar transactions or events within a source of authoritative GAAP for that entity and then consider nonauthoritative guidance from other sources.  International accounting standards and AICPA issues papers are both considered sources of nonauthoritative accounting guidance in accordance with ASC 105.

4.                                      Please also describe to us, with a view toward future disclosure, the factors you consider in assessing whether there is reasonable assurance that you will comply with the conditions attached to a grant and that the grant will be received.

Response:   The Company will expand “Critical Accounting Estimates — Government Grants” of the Form 10-K for the fiscal year ending December 31, 2011 and the Form 10-Q for the fiscal quarter ended June 30, 2011 to read as follows:

“We recognize government grants when there is a reasonable assurance that we will comply with the conditions attached to the grant arrangement and the grant will be received. We evaluate the conditions of each individual grant  as of each reporting period to ensure that we have reached reasonable assurance of meeting the conditions of each grant arrangement and that it is expected that the grant will be received as a result of meeting the necessary conditions.  For example, if a grant has conditions where we must create and maintain a certain amount of jobs, we will record the grant in the period that we have evaluated and determined that the necessary number of jobs has been created and, based on our forecasts, we are reasonably assured that the jobs will be maintained during the required employment period.  For reimbursements of expenses, the government grants are recognized as reduction of the related expense. For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as reduced depreciation expense. We record government grant receivables in current or long-term assets depending on when the amounts are expected to be received from the government agency. We do not discount long-term grant receivables. When funding is received in advance of complying with certain conditions, we recognize a liability and restricted cash on the consolidated balance sheets until such time as the funding has been spent.”

Revenue, page 72

5.                                      In future filings please more fully describe the material factors contributing to significant changes in revenues as referred to in your disclosure, including a description of the underlying reasons for the cited increases and decreases. In general, the discussion of revenues should describe the underlying business reasons for factors cited as responsible for material changes in revenues, such as changes arising from varying demand, changing prices, new products, new markets and other significant matters. For guidance please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:  The Company acknowledges the Staff’s comment and, in future Form 10-K and Form 10-Q filings, the Company will more fully describe the material factors contributing to significant changes in revenues, including a description of the underlying reasons for the cited increases and decreases.

Cost of Revenue and Gross Profit (Loss), page 72

6.                                      It appears that the change in sales mix to prismatic cell products had a significant negative impact on product margin. In future filings please describe the underlying reasons for the lower margins on these products. In general, when you cite changes in sales mix in explaining changes in gross margins, please also describe the factors responsible for the impact on margins.

Response:  The Company acknowledges the Staff’s comment and, in future Form 10-K and Form 10-Q filings, the Company will more thoroughly describe the underlying reasons for the lower margins on the prismatic cell products as well as describe the factors responsible for the impact on gross margins.

Credit Facilities, page 81

7.                                      In future filings please include a description of material credit facility covenants, events of defaults and remedies. Please also definitively disclose whether you are in compliance with covenants as of the period end.

Response:  The Company acknowledges the Staff’s comment and, in future Form 10-K and Form 10-Q filings, the Company will include a description of material credit facility covenants, events of defaults and remedies.  The Company will also disclose whether it is in compliance with covenants as of the period end.

Item 8.  Financial Statements

Segment, Geographic and Significant Customer Information, page 94

8.                                      Please tell us how you evaluated whether you operate in more than one reportable operating segment under FASB ASC 280-10-50-10. In this regard, we see that you discuss your business by business organization including the Automotive Solutions Group, Cell Products Group and Energy Solutions Group.

Response:  The Company has determined it operates in one reportable operating segment based on an analysis using the guidance provided in ASC 280, Segment Reporting.

The Company participates in one line of business — the design, development, manufacture and sale of advanced, rechargeable lithium-ion batteries and energy storage systems.  The Company has three target markets, which consist of transportation, electric grid services, and commercial.  The Company markets and sells its products primarily through a direct sales force, consisting of individuals who generally have experience selling batteries and battery systems into the specific target market to which they are assigned.  In an effort to better organize the sales and marketing professionals as well as the dedicated engineering and product development experts within the Company, the Company formed three components or business organizations — Cell Products Group (CPG), Automotive Solutions Group (ASG), and Energy Solutions Group (ESG, which serves electric grid and commercial markets).  There are Vice Presidents in charge of the ASG and ESG group, who are responsible for the sales, marketing, and operating expenses of these groups.  There is a Vice President of Operations and a Vice President of Quality that manage the product output for the three business organizations of CPG, ASG, and ESG, including the cost of sales expenses.

ASC 280—10—50-1 defines an operating segment as a component of a public entity that:

a.                                      Engages in a business activity from which it may earn revenue and incur expenses including transactions with other components of the same public entity,

b.                                      Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resource allocation and assess performance, and

c.                                       For which discrete financial information is available.

The determination of operating segments requires an assessment of the business organizations within the Company which conducts operating activities and for which operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”), as defined by ASC 280-10-50-5, which is the Company’s President and Chief Executive Officer.  The Company’s quarterly financial reports reviewed by the CODM include the Consolidated Statement of Operations (QTD and YTD), Business Unit Revenue (ASG and ESG), and Consolidated Balance Sheet.

The Company is comprised of three components or business organizations.  These business organizations were evaluated to determine which, if any, meet the definition of an operating segment.  The Company concluded that although each business organization engages in business activities and revenue information for ASG and ESG is reviewed by the CODM, there was no discrete gross margin information reviewed at the business unit level by the CODM.  Based on the Company’s interpretation of the guidance in ASC 350-20-55-4, the Company has determined that the discrete financial information needs to at least include revenue and gross margin information to meet this criterion. The bifurcation of the gross margin has not been a focus for the Company (as well as the fact that it is not currently able to accurately track cost of sales by business organization) in its current growth state as it is in the process of expanding its production capacity and increasing customer demand for its products in its target markets.  As a result of this rapid expansion of its production capacity, the Company has experienced significant unabsorbed manufacturing expenses, which significantly impact gross margins and does not provide value other than at a consolidated level.  The CODM reviews information at the consolidated level to assess overall Company performance of its growth and expansion goals and determines the allocation of resources accordingly.  The Company concluded that the consolidated company is the only operating segment, and therefore, there is only one reportable operating segment in accordance with ASC 280-10-50-10 as of December 31, 2010.  As the Company matures into its expanded capacity in the future, it may determine that it is necessary to perform a disaggregated analysis of cost of revenue in order to assess its performance and make decisions about the allocation of resources.

Revenue Recognition, page 95

9.                                 We refer to your disclosure in the first paragraph on page 99 that you have received license-related fees of $28 million, which will be recognized on a straight-line basis over the longer of the patent term or the expected customer relationship. As the agreement was entered into in

2008, in future filings, please clarify the status of the transfer of technology which you disclose is the driver to begin revenue recognition.

Response:  The Company acknowledges the Staff’s comment, and, in future Form 10-K and Form 10-Q filings, the Company will clarify the status of the transfer of technology.  Specifically, the Company will include in “Note 1 — Nature of the Business, Basis of Presentation, and Significant Accounting Polices — Deferred Revenue” of the Form 10-Q for the fiscal quarter ended June 30, 2011 to include as follows:

“Deferred Revenue — The Company records deferred revenue for product sales and services revenue in several different circumstances. These circumstances include when (i) the Company has delivered products or performed services but other revenue recognition criteria have not been satisfied, (ii) payments have been received in advance of products being delivered or services being performed and (iii) all other revenue recognition criteria have been met, but the Company is not able to reasonably estimate the warranty expense. Deferred revenue includes customer deposits and up-front fees associated with services arrangements. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred revenue. Deferred revenue will vary depending on the timing and amount of cash receipts from customers and can vary significantly depending on specific contractual terms.

On November 17, 2008, the Company entered into an exclusive agreement to license certain of its technology in the field of consumer electronics devices (excluding power tools and certain other consumer products). In connection with the license agreement and modification, the Company has received and recorded as deferred revenue an up-front license, support and additional fees totaling $28.0 million. In addition, the agreement provides that the Company will be paid royalty fees on net sales of licensed products that include its technology. The Company has agreed to the terms of the license agreement that if, during a certain period following execution of the license agreement, the Company enters into an agreement with a third party that materially restricts the licensee’s rights under the license agreement or fails to provide the necessary support to enable the licensee to practice the Company’s technology, then the Company may be required to refund the licensee all license and support fees paid to cover the licensee’s capital and other expenses paid and/or committed by the licensee in reliance upon its rights under the license agreement. Revenue is expected to be recognized upon the successful transfer of technology know how to the customer. On April 29, 2011, the transfer of technology was completed, which allowed the Company to begin recognizing revenue on the license and support fee over the longer of the patent term or the expected customer relationship, which is 20 years.”

Note 12.  Income Taxes, page 113

10.                          In future filings please disclose loss before income taxes separately for foreign and domestic operations. Refer to Rule 4-08(h) of Regulation S-X.

Response:  The Company acknowledges the Staff’s comment and, in future Form 10-K filings, the Company will disclose loss before income taxes separately for foreign and domestic operations in accordance with Rule 4-08(h) of Regulation S-X.

Form 10-Q for the quarterly period ended March 31, 2011

Item 1.  Financial Statements

Note 10. Subsequent Events, page 15

11.                          We see you issued convertible unsecured subordinated notes in April 2011. Please tell us how you evaluated the conversion option in assessing whether derivative accounting under FASB Codification Topic 815 is applicable.

Response:  In response to the Staff’s comment, the Company evaluated the conversion option in assessing whether derivative accounting under ASC 815 is applicable upon issuance of the convertible unsecured subordinated notes in April 2011.  The Company concluded that the embedded conversion option would qualify for the scope exception in ASC 815-10-15-74 and, accordingly, should not be bifurcated from the debt host and accounted for at fair value.  The Company’s analysis of the various features in accordance with the relevant accounting guidance follows.

To evaluate whether these embedded features require separation under ASC 815-15-25-1, the Company first determined that the debt was considered a hybrid instrument which included a host contract and an embedded conversion feature.  In accordance with the ASC 815-15-25-25, the Company defined the host contract in this hybrid instrument as the fixed interest rate debt.  Following this determination, the Company evaluated whether the embedded conversion feature was clearly and closely related to the debt host.  The Company concluded that changes in the fair value of an equity interest, the conversion option and the interest rates on the debt host are not clearly and closely related.

The Company then evaluated whether the debt host would be remeasured, in its entirety, to fair value each period with changes in fair value reported in earnings as they occur.  In accordance with ASC 470-20, the Company concluded that convertible debt is not remeasured at fair value with changes in fair value reported in earnings as they occur.

The Company next assessed whether a separate financial instrument, with the same terms as the embedded conversion option, would meet all the characteristics of a derivative instrument as defined in ASC 815-10-15.  The Company concluded that an embedded conversion option, if it were a freestanding instrument, would meet the characteristics of a derivative instrument.

The Company then assessed whether the embedded conversion option and related features would qualify for the scope exception in ASC 815-10-15-74, which provides that contracts issued or held by the reporting entity that are both (i) indexed to its own stock, and (ii) classified in stockholders’ equity, would not be considered a derivative for purposes of applying ASC 815.

(i)            Embedded conversion option indexed to the company’s own stock

ASC 815-40 provides guidance on whether an instrument or embedded derivative feature is indexed to a company’s stock.  This guidance first requires an analysis of any contingent exercise provisions and then an evaluation of the settlement provisions of the conversion option.

In evaluating the contingent exercise provisions, ASC 815-40-15-7A provides that an exercise contingency shall not preclude an instrument or embedded feature from being considered indexed to a company’s own stock provided that the contingency exercise provisions are not based on either (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. The debentures are convertible at the option of the holder at any time prior to the close of business on the third business day immediately preceding the maturity date.  As such, the conversion option does not contain any exercise contingencies that would preclude the conversion option from being considered indexed to the Company’s stock.

In evaluating the settlement provisions, ASC 815-40-15-7C provides that an instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between (a) the fair value of a fixed number of the entity’s equity shares, and (b) a fixed monetary amount or a fixed amount of a debt instrument issued by the entity. The settlement amount is based upon a fixed amount of the notes divided by a conversion ratio.  The debentures also have a Make-Whole Fundamental Change feature and standard antidilution provisions.  In the event of a conversion upon a Make-Whole Fundamental Change, the Company would settle the conversion and issue additional shares based upon a table in which the axis are stock price and date. These two inputs are used in the valuation of a fixed for fixed option.  As such, this feature is considered indexed to the Company’s stock.  The antidilution provisions allow for the conversion price to be adjusted based on formulas, which only account for the dilution to all stockholders and not the change in fair value of the common stock.  ASC 815-40-55-42 Example 17, provides an illustration of a standard fixed for fixed valuation model that assumes an event that causes dilution would cause the exercise price of the option to be adjusted to account for the dilution.  Therefore, these provisions would not preclude the conversion option from being considered indexed to the Company’s stock.  As such, the Company concludes that the conversion option is indexed to the Company’s stock.

(ii)           Classified in stockholders’ equity

ASC 815-40-25 provides classification guidance for derivative financial instruments that are indexed to, and potentially settled in, a company’s own stock.  The Company first evaluated whether net cash settlement of the conversion option was required or could be elected by the holder (including if an event occurred outside of the control of the issuer).  The Company determined that net cash settlement was not required and could not be elected by the holder even if an event occurred outside of the issuer’s control. Next, a review was performed to determine if the conversion option was classified as either liability or equity in accordance with ASC 815-40-25-10 which specifies all of the conditions that must be met for an embedded conversion option to be classified as equity. The conditions as well as the Company’s evaluation of the conditions are as follows:

•                                          The contract permits settlement in unregistered shares — The indenture agreement does not preclude settlement in unregistered shares, however, the shares were registered upon issuance of the notes in April 2011.

•                                          The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of shares during the maximum period the contract could remain outstanding — As of March 31, 2011, the Company had the following authorized and unissued shares available to settle the conversion of the debentures:

As of March 31, 2011

Authorized shares of common stock	250,000,000

Less issued	(105,755,929)

Authorized and unissued	144,244,071

Shares to be issued

Shares issuable upon exercise of stock options	10,258,057

Shares issuable upon vesting of restricted stock units	183,046

Shares available for future grant under equity compensation plans	7,903,153

Concurrent equity offering - April 2011	20,184,067

Sub-total	38,528,323

Remaining authorized and unissued	105,715,748

The number of shares to be delivered in a share settlement is limited at a conversion rate of 166.6666 per $1,000 principal amount of the debentures. As such, the maximum number of shares of common stock to be issued upon conversion of this instrument is as follows:

Principal amount of debentures	$143,750,000

Number of $1,000 principal debentures	143,750

Multiplied by the maximum conversion rate:	166.6666

Maximum shares of common stock to be issued upon conversion	23,958,323

Based on the calculations above, the Company believes this condition is satisfied.

•                                          The Contract explicitly limits the number of shares required to be delivered in a share settlement — The contract includes a limit on the number of shares to be issued in a share settlement. Specifically the contract states: “In no event will the conversion rate exceed 166.6666 per $1,000 principal amount of the debentures, subject to adjustment in the same manner as the conversion rate.”

•                                          There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC — This condition does not exist per the indenture agreement as such it would not preclude qualification for equity treatment.

•                                         There is no requirement to make cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with a full return of the amount due — This condition does not exist per the indenture agreement as such it would not preclude qualification for equity treatment.

•                                          The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares — This condition does not exist per the indenture agreement as such it would not preclude qualification for equity treatment.

•                                          No provisions of the contract indicate that the counterparty has rights that rank higher than those of a shareholder — This condition does not exist per the indenture agreement as such it would not preclude qualification for equity treatment.

•                                          There is no requirement in the contract to post collateral at any point or for any reason — This condition does not exist per the indenture agreement as such it would not preclude qualification for equity treatment.

Based upon the analysis above, the embedded conversion option would qualify for equity treatment based upon the criterion in ASC 815-40-25 and thereby meet the second criterion of the scope exception in ASC 815-10-15-74. Accordingly, the Company believes the embedded conversion option should not be bifurcated from the debt host and accounted for separately as it is indexed to the Company’s stock and would qualify for equity treatment on the balance sheet.

Next, the Company reviewed ASC 470-20 to evaluate how to account for the debt host including the embedded conversion option as it should not be bifurcated from the debt host.  The liability and equity components of a convertible debt instrument within the scope of the Cash Conversion Subsections shall be accounted for separately.  ASC 470-20-15-5 states that the cash conversion subsections do not apply to any of the following type of instruments:  1) a convertible preferred share that is classified in equity or temporary equity; 2) a convertible debt instrument that requires or permits settlement in cash (or other assets) upon conversion only in specific circumstances in which the holders of the underlying shares also would receive the same form of consideration in exchange for their shares; or 3) a convertible debt instrument that requires an issuer’s obligation to provide consideration for a fractional share upon conversion to be settled in cash but that does not otherwise require or permit settlement in cash (or other assets) upon conversion.  The debentures meet criteria #3, therefore all of the proceeds from the issuance of the debt should be allocated to the liability unless there is a beneficial conversion feature.

Finally, the Company evaluated whether the debentures have beneficial conversion features since the instrument meets the criteria for evaluation under ASC 470-20-25-4.  The Company reviewed the original issuance as well as the overallotment issuance noting that neither issuance was beneficial since the market prices on the respective dates of issuance were less than the conversion price for the debentures.

Management concluded that the embedded conversion option qualifies for the scope exception in ASC 815-10-15-74 as it is indexed to the Company’s stock and would qualify for equity treatment on the balance sheet.  Accordingly, the embedded conversion option should not be bifurcated from the debt host and accounted for at fair value.  Management also concluded that all of the proceeds from the issuance of the debt should be allocated to the liability as the cash conversion subsections do not apply and the conversion features were not beneficial on the date of issuance.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Revenue, page 23

12.                          Please tell us in more detail the underlying business reasons causing the electric grid industry sales decline. In that regard, please more fully explain what you are intending to convey when you attribute the decline to the timing of electric grid storage shipments and the timing of revenue recognition.

Response:  The decrease in sales in the electric grid industry of $5.2 million for the three months ended March 31, 2011 compared to March 31, 2010 is driven by the timing of demand with the Company’s existing production customers.  Most of the Company’s electric grid products involve project-based contracts with multiple elements in which there are separate units of accounting within the arrangement.  The timing of when the Company completes the required deliverables for the units of accounting and when all other revenue recognition criteria are met may cause variability in timing of revenue recognized.  It is not unusual that there is little or no revenue recognized some quarters, as this is the nature of this project-based industry.  In future Form 10-K and Form 10-Q filings, the Company undertakes to provide more detail in our descriptions for these types of fluctuations.

In providing its response, the Company has authorized us to acknowledge to you that:

•                                          the Company is responsible for the adequacy and accuracy of disclosures in the filings it makes with the Securities and Exchange Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact Eric Pyenson, A123’s General Counsel at 617-778-5745, or me at 617-948-6034.

Very Truly Yours,

/s/ Susan L. Mazur
Susan L. Mazur

cc:	Eric J. Pyenson, A123 Systems
David Prystash, A123 Systems